Ballard Power Systems Inc.

News Release

Ballard Terminates License Agreements with Azure and Provides Update on 2014 Guidance

For Immediate Release – January 2, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced that it has given termination notice on two licensing agreements in the China market as a result of material breaches of these agreements by Azure Hydrogen.

The first license agreement, originally announced on September 26, 2013, is related to the assembly of Ballard’s FCvelocity®-HD7 Bus power modules in China for the Chinese market. The second license agreement, announced on June 19, 2014, is related to the assembly of Ballard’s ElectraGenTM Telecom Backup Power systems in China for the Chinese market.

As a result of Azure’s breaches under both contracts, and notwithstanding Ballard’s good faith efforts to reach a settlement, the Company has provided notice of termination of both contracts and will consider its legal remedies.

Azure’s breaches and the resultant contract terminations will negatively impact the Company’s 2014 financial performance. The Company had previously expected to collect approximately $4.5 million of cash from Azure in 2014 Q4 and had previously expected to recognize additional revenue of more than $3 million under the Azure contracts in 2014 Q4. The Company will not book any revenue under these contracts in 2014 Q4 and expects to record an impairment of approximately $4.5 million for the outstanding receivables owed by Azure.

The Company will not achieve its 2014 revenue and Adjusted EBITDA guidance. The Company will provide further details on its conference call in late February when it will be discussing its 2014 audited financial statements and 2015 outlook.

Randy MacEwen, Ballard President & CEO stated, “While we are clearly disappointed with this outcome with Azure and the negative impact on our 2014 financial results, we remain confident in the long-term attractiveness of the Chinese market for our fuel cell solutions.”

About Ballard Power Systems

Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com